 SUMMARY   QUOTES   STATS & VISUALS   TEAM   Q&A $100 min   INVEST

INVEST IN RODEO DONUT

Gourmet donuts served with fried chicken and whiskey

$0
raised of a $0 goal

Priced Round
$1 per Unit

$100 min   INVEST
Sent to escrow via Wefunder Portal LLC

f SHARE   🐦 TWEET   PROFILE   ASK QUESTION   FOLLOW

WHAT WE DO

We make donuts using a traditional brioche recipe and locally-sourced ingredients. We started as a pop-up experiment in March 2015 within Cupcake Royale and are moving to our own location in Seattle later this year. We're combining three loves: donuts, fried chicken, and whiskey. Come in at 9am for a donut, 2pm for some fried chicken, and 10pm for a drink or two!

OUR AMBITION

For us, a donut isn't just a pastry. It's a memory of childhood trips to the local bakery and a bit of love to share with coworkers at the office. While places like Dunkin' Donuts and Tim Hortons mass produce generic-tasting donuts, we believe donuts should be high-quality and full of innovation and creativity. More

than a bakery, we want to build a community of donut lovers, and with a $14b industry that's growing 4.7% each year*, that community will be huge.

- 45,847 donuts sold since launch.
- Ran a successful pop-up, opening first brick and mortar location in Seattle.
- Flavors include Peanut Butter Sriracha, Honey blood Orange, and Rodeo Queen.
- Catered large orders for companies like PayPal
- 79% gross margins

website: **rodeodonut.com**

WHY I LIKE RODEO DONUT

"*The owners of Rodeo Donut have years of experience under their belts with proven iconic brands and are driven leaders within the food industry. Not only do I trust the business savvy of the ownership, but they stand for so much more than just a profitable business.*

As an investor in anything, I do not only want to feel confident in my return, I want to know that my money is going towards something that supports the local economy and my community. I choose to invest in Rodeo Donut because of their ingenuity, their obsession with quality, and their knowledge of the food and hospitality sector.

- Neil Rhodes, Vectorform, Interaction Designer

THE BUZZ ABOUT RODEO DONUT

"...these brioche-based suckers -- topped with one of a dozen fresh-made glazes and made using local ingredients -- might just be The Town's best new donuts."

Thrillist

The essential resource for how to spend your time and money.

"Get your hands on [Rodeo Donut's] strawberry buttermilk or vanilla-glazed rings for a bite of pure perfection."

Zagat

Restaurant ratings, reviews, news and everything you should be eating and drinking right now.

"Have we landed in heaven? Or actually inside Cupcake Royale's Rodeo Donut?"

KING 5 Evening

Celebrating the people and places of the Great Northwest.



Donuts go gourmet in Ballard

April 20, 2016

SEATTLE -- Rodeo Donuts in Ballard is out to prove that not every donut is created equal. From their chocolate malt pearls from France to their Italian, pistachio glaze to their huckleberry icing from Washington, they go



Celebrate with doughnuts in the Pacific Northwest

April 20, 2016

Decadent and unusual doughnuts to enjoy around town and beyond. SEATTLE -- On National Doughnut Day, or any day, you can get your dose of donuts throughout the northwest. 'The magic is in the hole' as they say



Behind the Baker: Cupcake Royale's Nicki Kerbs

July 31, 2015

Welcome to Seattle Refined's series on the at-home must-haves of our city's movers and shakers. We'll pick the brains of the 206's best and brightest about what they use to do their jobs at home - after all, everyboy



The 8 Most Overhyped Dishes in Seattle

July 28, 2015

You know the drill: a must-have item at a trendy restaurant becomes the subject of a lot of buzz. Soon, there are multiple mentions in the press, Instagram is flooded with prized shots and lines grow long at the



Sandwiches and Doughnuts for Ballard and Capitol Hill, Plus Albanian Pastries and the End of Cafe Juanita's Pop-Up
June 3, 2015

Now OpenUn Bien, a Caribbean sandwich shop, is opening its doors in Ballard today. According to Eater Seattle, it's owned by Julian and Lucas Lorenzo, the sons of the original Paseo owner, Lorenzo Lorenzo, who



Rodeo Donut pops up at Ballard's Cupcake Royale
March 26, 2015

Seattle loves its donuts. We love when they're massive. We love when they come freshly fried out of the hopper. We had fun when our former wide receiver loved them so much they get in trouble for their craving. And now



Are These Seattle's Best New Donuts?
March 23, 2015

Cupcake Royale's new pop-up, Rodeo Donut, is making Seattle's best new donuts.



Seattle's Best Donut Shops
February 2, 2015

It's been over a month since 2016 started, so it's about time to start breaking your New Year's resolutions, especially if they involve not eating delicious pieces of fried…

A Novel Idea: Gourmet Donuts

Rodeo Donut started as an experiment in our kitchen. The goal? To see if we could create a gourmet donut using Brioche, a rich but not overly sweet dough that consists mostly of eggs and butter. It succeeded brilliantly and allowed us to explore flavors from our wildest dreams.



It Began in a Pop-up

After being egged on by friends and family, we decided to bite the bullet. In March 2015 we started selling our donuts out of Cupcake Royale, a Seattle cupcake and ice cream shop. We served Rodeo Donuts alongside the other pastry goods every day, and frequently sold out. After 13 months, we sold over $130,000 worth of donuts.





You Haven't Seen Donuts Like This Before

Feeling adventurous? Try our Peanut Butter Sriracha. We do the unthinkablelike and combine sweet, spicy, and savory into every bite of our donuts. We're constantly coming up with new flavors and combinations to excite your tastebuds. If you have a craving, we'll satisfy it!



Apple Bourbon Bacon Fritter
Blackberry Balsamic Creamcheese
Cinnamon Lasso
Cowboy Coffee
Deep Dark Chocolate
Hazelnut Toffee Crunch
Honey Blood Orange
Kentucky Mule
Lemon Creme
Malted Milk Chocolate
Mutton Buster
Rodeo Caviar N Cream
Passion Fruit Ghost Pepper
Peanut Butter Sriracha
Peanut Butter Potato Chip
Rosemary Rhubarb
Strawberry Buttermilk
Tiramisu
Wild Huckleberry
Wild Huckleberry Vanilla bean Fritter

Our Growth

We've shown consistent growth from our small location inside Cupcake Royale. But though we've had great success in our pop-up, we've been limited by space and haven't been able to serve all the donuts we want. That's why we can't wait to establish our own store: we'll finally be able to bake enough donuts to meet demand.



Our Vision: Donuts, Fried Chicken, and Whiskey

But we're not just tackling donuts at our new storefront. Fried chicken and cocktails-on-tap are joining the party. Our grand vision is to open a chain of community eateries that combine donuts, fried chicken, and local whiskey. Come in at 9am for a donut, 2pm for some fried chicken, and 10pm for a drink!






Let's Enjoy a Donut Together

May 15, 2016

We believe fresh fried buttery brioche donuts, fried chicken and strong whiskey drinks is an experience people can get behind. After a year of slinging donuts we have learned that capitalizing on more than just one day part and one product will be key. We're creating` a place where morning, noon and night we can bring good food and good times.

Our plan is find a location in Seattle's best neighborhood so we can instantly increase sales with coffee, fried chicken, farm fresh sides and a thoughtfully procured drink menu. Being able to break it out of "pop-up" stage would help us

more than triple our sales.

With your help, we can open a stand alone location that'd turn our small business into the thriving local eatery we had always hoped for. Your investment would not only benefit Rodeo Donut itself, you as an investor, our future customers, the surrounding neighborhoods and communities would all benefit as well.

Sincerely,

Nicki Kerbs

MEET THE FOUNDERS

RODEO DONUTS was created by a handful of genius bakers at Cupcake Royale who were craving a really great, fresh from the fryer donut. Nicki Kerbs, pastry chef at Rodeo Donuts, is the master behind this idea. "We want to change the way Seattle looks at donuts by starting over and building it the way...

[*+ READ MORE*]








Nicki Kerbs

Chief Operations Manager

Specializes in outstanding hospitality, award winning quality and cultivating rich company culture. "Management Leadership" award from Modern Baking magazine 2013. Instructor for Sur La Tabla in 2008.

Jody Hall

Partner

founder of Cupcake Royale, the first cupcake shop outside of NY in 10 years, former marketing manager at Starbucks

Q&A

Why donuts specifically? ˄   − COLLAPSE ALL

We started out as a pop-up in Cupcake Royale, home of Seattle's best cupcakes, and are now looking forward to expanding to our first stand alone donut location. At Cupcake Royale, we found that cupcakes tend to be a little sweet in the morning. We thought we could drive morning traffic and coffee sales by making small batch, gourmet, brioche donuts that aren't too sweet, but are really special and handcrafted. We also wanted to create an outlet for the bakers of Cupcake Royale to be able to do something a bit different, branch out, and flex their culinary creativity.

We have a really talented team with years of culinary experience, baking backgrounds, and formal degrees; baking cupcakes and whipping up frosting is just the beginning of what they can do. So we decided, "Let's put all of our knowledge together and make this thing a reality. Let's work really hard to create another level of donuts in Seattle."

How did you know that your donuts would be successful? ^

From all the glowing customer feedback and reviews. We hosted a little experiment with donuts to see how diversification would pan out for our cupcake business. During the development process when we were frying up donuts, we discovered that there were tons of recipes we wanted to try. We kept digging into recipe development and came up with all these fun flavors. We did a lot of research to find just the right oil and the right fryers before we finally knew that we had nailed it.

When we were getting ready to launch in Cupcake Royale, we put up a social media page and did a press release with a lot of local blogs and publications to tell the story of why we wanted to do a different type of donut in Seattle and what people could look forward to. On opening day, we had lines out the door and our community had been super pumped ever since.

Time after time we've heard, "These are awesome, but what's the next step for you guys? How can we get these at a bigger scale? What are you guys going to do next?" We kept hearing that feedback and were like, "Oh, wow. We're definitely on to something here." It didn't take too long of listening to our customers saying, "These are really great, you should actually do something and branch out" before we decided we should open a standalone Rodeo Donuts location.

What's the secret to your amazing donuts? ^

Our secret is using a traditional French Brioche recipe that Nicki learned during her internship in Fontainebleau, France in 1999. During the development phase we noticed that a lot of donut recipes consist of just water, flour, sugar, shortening, salt, and yeast. If you look at those ingredients, they're not super flavorful, unique, or fresh. We wanted to create an airy, light, rich vehicle that we could perch a sweet glaze on top of. Sugar is pretty imperative in the making of a donut, but it's also the reason why a lot of people complain that donuts are too sweet and cloying.

Our thought process was let's amplify the richness factor, let's add egg, and substitute butter for shortening, and milk for water. Those were automatically flavor boosters and created a flavorful donut. As for the frying, we hate greasy donuts. In our minds nothing could be a bigger crime. We've worked really hard to create a freshly fried brioche donut that is never greasy or heavy, using the highest quality rice oil that we filter almost daily.

How much do you make on a donut? ⌃

For a filled donut with glaze and toppings, it costs us about 52¢ to make (20¢ labor & 32¢ ingredients) and we sell it for $2.95- so about 79% margin. Right now our labor is a little high because we aren't doing as big of batches as we could be doing. With this investment, we'll be able to get a sheeter and a bigger mixer so we can produce higher volume batches, thereby cutting labor costs as our production rate goes up. This investment will also allow us to buy ingredients in bigger quantities at lower prices.

Where did the idea for chicken and whiskey come from? ⌃

After investing in the hoods and fryers for the donut business, we got to thinking about it and realized that we could use all this equipment for other things, too. Who doesn't love fried chicken? We started talking to our pal, Mark Fuller, who owns a deeply beloved restaurant here in Seattle that is known for his fried chicken. When you think of fried chicken, you probably think of fast food, but he's upscaled it in such a way that people travel from all over Washington to eat his fried chicken. We brought him a box of donuts and got him talking about fried chicken. We were tossing ideas back and forth and, after trying the donuts, he was like, "I'm down, I'm totally down. I will help you with the chicken recipe. Let's make this thing really great." We are incredibly honored and super pumped to be able to partner with another really great culinarian, a visionary who understands what it is to bring awesomeness to a highly commoditized product.

We also know that we want to throw in some alcohol into the mix, so we're thinking of maybe pairing it with whiskey. People can come in for happy hour or have a nightcap beverage with some really yummy food. It won't be a bartender crafting drinks, but will be pre-mixed from a tap. We've got some fantastic Washington whiskey up here that we could capitalize on. We want to keep it simple but delicious. With this glorious trifecta of fried chicken, fried donuts, and whiskey, we feel like we have a recipe for success that everyone can relate to.

What kind of space is Rodeo Donut trying to create? ⌃

More than just pastries, we're in the people business -- we want to create a happy community through delicious food and passionate employees who love what they're doing. Our goal is to create a community where people can bond through really great food. We want to become Seattle's best place for friends and

neighbors to gather and celebrate handcrafted, uniquely-flavored donuts that not only taste amazing but also supports our local farmers and uses sustainable ingredients. While they're here, people can enjoy a drink of whiskey while munching on French Brioche fried donuts. We're building a little piece of Seattle for moms and dads, grannies and nannies, and even business suits heading to the office--anyone can come and spend a moment of delight in our shop.

How do people find out about Rodeo Donut? ^

When we first launched, we had a giveaway where people could drop their business cards in a fishbowl for a chance to win free donuts. We would pick ten business cards and surprise the recipients with a donut bomb dropped off at their office. We also just celebrated our first anniversary with a buy-one-get-one donut promotion. That generated a ton of press and a lot of customers in just one weekend. We've also partnered with a local food delivery business for a March Madness promotion based on bracket competitions in huge office buildings. We're catering a lot of the buildings who did well in the bracket challenge, including 300 donuts going out to the winners of the competition at PayPal. We've also received a tremendous amount of marketing support from Cupcake Royale, including putting Rodeo Donut postcards inside every Cupcake Royale box and mentioning Rodeo Donut in every Cupcake Royale e-mail newsletter.

What does the Rodeo brand say to consumers? ^

Our brand denotes care. It's in everything we do. It's in how we purchase and handle our ingredients, how we treat each other and our customers, and how we pay attention to every detail--down to even how the stamp looks on the box. It's about delivering an experience with the knowledge that something was carefully handcrafted especially for you.

There are a lot of donut companies, but you don't really look at a donut from Dunkin' Donuts and say, "Oh, someone put a lot of work into this." When you get something that's handcrafted, it makes you appreciate everything about the product, the brand, and the people behind it. That's the essence of Rodeo. It's infused into our donuts now and will transfer over to the chicken, whiskey, and whatever else is being curated on our new menu.

How do you plan to grow your customer base? ^

We think it begins with our product: by keeping everything really local, by doing

everything in small batches, by always hand dipping and hand rolling and hand cutting. At Cupcake Royale, we also learned the value of creating a great experience, of creating a place where everyone feels like they're welcome and that they can enjoy the donut that's comfortable for them, that brings them some nostalgia, excitement, or joy.

We want that experience to extend even beyond our space. If someone picks up a box of donuts for their office, school, or nursing station, they're going to open up that box and people are going to immediately say, "What are those?" and gravitate toward them. Our entire goal--through the product, the branding, the messaging, the people behind it--is to create this experience. We think it's a story that people can get behind.

We're also interested in making it so that donuts aren't just a morning thing, but something to be enjoyed during lunch, happy hour, or as late night snacks. We envision entire cases of donuts with these epic pairings, like a glazed donut with a piece of fried chicken and a packet of hot sauce.

What are your expansion plans? ^

We currently sell out of two Cupcake Royale locations and have been steadily growing 2% every month since we launched. Every week we do a donut dashboard to compare performance of filled versus glazed versus fritter and track our progress closely.

With this investment, our first priority is to get our own brick and mortar space. Our second priority is to get more equipment so we can increase our production and decrease costs. Third, we'd love to build an order ahead system either over the phone or online that could grow to include delivery in the future.

As we venture out from Cupcake Royale, we'll still be able to share back office support with them, which will generate savings for both businesses. We'll be contracting out our marketing and tech to the same folks that already have a great track record from the cupcake business. We'll also be able to bring over everything great we've built at Cupcake Royale, like our manuals, our scheduling templates, and our hiring processes.

What's your vision for your first retail location? ^

Right now our kitchen is isolated, but we want people to see how the donuts are

made. Smelling and seeing is a huge part of this, so at our first standalone location we want customers to see where the donuts come from and who's making them.

What lessons are you carrying forward from the cupcake business?

⌃

As I mentioned before, we may sell cupcakes, but we're in the people business. We learned that you cannot sustain a brand or customer experience if your consumers aren't happy. We know that the way we hire, train, and treat our employees matters. Everybody's opinion matters. We've carried this into Rodeo, where it's not just one or two people calling the shots. Instead it's, "What do you think about this glaze? What do you think about this logo? What do you think about this message?" It's just the atmosphere where everybody gets involved.

Our biggest takeaway from Cupcake Royale is that, at the end of the day, we want to have a brand that everyone can get behind and feel proud of. It's not just one wealthy person who had this idea and everybody else is making it happen. We're all on the frontline, making everything happen, whether it's from an Instagram post, a sign that was printed, or the stamp that we designed. Everyone's fingerprints are on everything and that's what makes it so amazing.

How do you build a brand that your entire team is proud of? ⌃

At Cupcake Royale, we learned that culture really matters. In 2015, we were recognized as one of Seattle's Best Places to Work, even though we're a small business competing against tech companies and big companies with big budgets. Internally, our team took a lot of pride in that award and, when we shared it on social media, we saw customers come out of the woodwork to like it and comment and say, "Yeah, you guys totally earned this, you deserve this."

We don't give out money or bonuses. We just treat each other with kindness and respect. We write blogs about our employees. We reward our employees who do great things in the community. We support our employees when they want to go to school or when they have a band. A lot of our employees have gone off to start and own their own businesses, which we think is a huge compliment.

What keeps you up at night? ⌃

We have a fantastic product, but it's really scary to think about opening a small

business these days. We want to do everything we can to take care of employees. But with everything that's going on with minimum wage and benefits, it can be a heavy load. We've factored everything we can foresee into our business plan but we don't know if something is going to pass five years from now that is going to break the bank. There are so many things that are going on in the world that impact small businesses, so many of which we don't have control over.

Tell us about you. ^

Prior to baking, I worked for 11 years in operations, logistics, HR, and finance at hotels, bread companies, fine dining, and restaurants in San Francisco and France. I switched to baking when I wanted to run a business of my own because it was the skill I wanted to master. To be a baker and a business owner are sometimes two completely different things, but my background has prepared me for both. Many other members of the Rodeo team are similar--they're not just bakers. We've tried hard to learn different aspects of business so we could embark on this journey with all the necessary preparation and knowledge.

I joined Cupcake Royale five years ago, starting in the bakery before being given the opportunity to direct operations. I discovered that details really matter to me--and to my employees--and that I enjoy running operations just as much as having my hands in the flour and butter. I streamlined internal communications so everyone knew where the big marketing plans came from but also how the person on the frontline is supposed to execute it.

I implemented field trips for the team to go out to the farms, meet the farmers, and see where their ingredients came from so they could authentically connect with customers. Customers really enjoy this, because we're not just giving them marketing propaganda -- we're sharing our experiences with them. We can be like, "We went and picked this rhubarb and now we're putting them in a pot and we're making a compote and that is what's going in this cupcake." It gets our customers and employees excited -- they want to work for a company that is doing great things, not just opening a bucket and scooping out factory-produced ingredients. We're busting our buns trying to figure out what the best ingredients are, what's going to set us apart, and what's unique.

During my time there, sales at Cupcake Royale grew even though one store location had to be closed due to construction. My biggest accomplishment at Cupcake Royale, however, would have to be putting the right people in the right places. It took awhile, but once we got there, we were able to do unbelievable

things.

INVESTMENT TERMS

Invest in Rodeo Donut for units priced at:

$1

price per unit

INVESTOR PERKS

Invest $500+ T-shirt can be sent anywhere 1 FREE donut every month for the 1st year (For locals) Starting on the month Rodeo Opens it's doors.

Invest $1,000+ T-shirt can be sent anywhere 1 FREE donut + 1 FREE drip coffee every month for the 1st year (For locals) Starting on the month Rodeo Opens it's doors.

Invest $2,500+ T-shirt can be sent anywhere (4) FREE Dozen donut boxes for the 1st year (For locals) Starting on the month Rodeo Opens it's doors.

Invest $10,000+ T-shirt can be sent anywhere FREE dozen every month for the 1st year (For locals) $300 tab for the first year - to spend on chicken, merchandise, drinks and/or whiskey. Starting on the month Rodeo Opens it's doors.

Invest $25,000+ T-shirt can be sent anywhere FREE dozen every month for the 1st year (For locals) $300 tab for the first year - to spend on chicken, merchandise, drinks and/or whiskey. Starting on the month Rodeo Opens it's doors. Design their own donut flavor with the

month Rodeo Opens it's doors. Design their own donut flavor with the bakers. Starting on the month Rodeo Opens it's doors.

USE OF FUNDS

0% Funded ($50,000)
Concept R and D (Chicken and Beverage program)

Marketing/Branding/PR (Packaging, logo work)

Law Fees/Finance Fees
(3% of $600,000 to WeFunder, $8,000 to Lawyer)

0% Funded ($69,000)
Technology (POS, Website, APP)

0% Funded ($100,000)
Equipment
(Type 1 hood, Chicken Fryers, smallwares, furniture, Mixer, sheeter)

RISKS SPECIFIC TO RODEO DONUT

1. Limited Operating History. The Company has limited operating history. There can be no assurance that the Company will be able to achieve or sustain profitable operations or achieve or sustain cash flow required to conduct day to day business.

2. No Assurance of Profitability. There can be no assurance that the Company will
generate sufficient revenues to result in profitability. The Company is a food and beverage company engaged in the business of operating retail shops and producing food products, including but not limited to

Donuts, Chicken, and Whiskey. Results of sales, or lack thereof, could materially and adversely affect the Company's ability to earn a profit and make distributions to Members.

3. No Assurance of Regular Distributions. The timing and amount of distributions, if
any, will be made in accordance with the Company's LLC Operating Agreement. There can be no assurance that the Company will be able to make regular distributions, if any, or that cumulative distributions will exceed the investment of the Members.

4. Intense Competition. The Company plans to operate in the highly competitive retail
food and beverage industry. While the Company intends for its products to be in demand, many of its competitors may have substantially greater financial resources than the Company. There can be no assurance that the Company will be successful in the face of increasing competition from existing or new competitors, or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

5. Lack of Liquidity. Investment in the Units is a long term, illiquid investment. There is no public market for the Units and none is expected to exist. The Units have not been registered and may not be sold by any member without an exemption from Registration. These units are considered to be securities and are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the securities act of 1933, as amended, and the applicable state securities laws, pursuant to registration or exemption there from as noted and discussed in prior sections of this document. Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

6. LLC Agreement. Each new member of the Company will be required to approve the
"RODEO DONUT, LLC" LLC Operating Agreement (the "Agreement" or "Operating
Agreement"). The Operating Agreement describes the rights and

responsibilities of each Member. Additional persons may also become Members of the Company in accordance with the provisions of the Operating Agreement.

7. No Approval by Securities Division. The Units have not been registered under the

Securities Act of 1933, and the Washington Administrator of Securities has not reviewed or recommended the offering and the securities have not been registered under the Security Act of Washington, Chapter 21.20 RCW and therefore, cannot be resold unless they are registered under the Securities Act of 1933 and the Securities Act of Washington, Chapter 21.20 RCW, or unless an exemption from registration is available. The Units also have not been registered under the Securities Act of any other State and no other securities division has reviewed or recommended the offering and, therefore, cannot be resold unless they are registered under the Security Act of 1933 and any applicable securities act.

8. Lack of Voting Rights and Potential Liability of Members. The Company's LLC Operating Agreement provides that the affairs of the Company are to be managed by the Managers. Voting rights of Members are limited. Members can only vote on certain limited topics in the manner specified in the Company's LLC Operating Agreement. Thus, Members will generally not have a voice in the management of the Company.

9. Limited Capitalization and Dilution. The Company is a newly formed entity, and will

have limited capitalization. Initial capital will come from the Managers and the Members. The Company may issue Units as the Managers may determine from time to time. The Company will have the power to issue additional Units in the Company for any reason and at any price. Your Units, and your percentage ownership of the company may be diluted by additional Units in the Company being sold to new or existing investors.

10. Speculative Nature of Investment. The ever-changing economy and state of markets generally reflect conditions in which competition,

inflation, unemployment, increases in development, construction and operating costs and fluctuating interest rates may make investments in the Company more speculative than other types of investments.

11. The company has not yet located a physical site from which to operate its retail store. Its ability to locate a site could have a material adverse impact on the business of the Company.

12. This will be the Company's first retail store. Therefore, unanticipated factors could have a material adverse affect on the business of the Company.

OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, and more.

THE FUNDING PORTAL

Rodeo Donut is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

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